SEC              Potential persons who are to respond to the collection of
1746 (11-02)     information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                      --------------------------
                              UNITED STATES                  OMB APPROVAL
                  SECURITIES AND EXCHANGE COMMISSION  OMB Number: 3235-0145
                           Washington, D.C. 20549     --------------------------
                                                      Expires: December 31, 2007
                                                      --------------------------
                                                      Estimated average burden
                               SCHEDULE 13D           hours per response . . 11
                             (Amendment No. )         --------------------------

                    Under the Securities Exchange Act of 1934

                            Flamel Technologies S.A.
           ----------------------------------------------------------
                                (Name of Company)

              Ordinary Shares, Nominal Value (Euro) 0.122 Per Share
           ----------------------------------------------------------
                         (Title of Class of Securities)

                              ISIN No. FR0004018711
                        (Ordinary Shares) CUSIP 338488109
           ----------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Oscar S. Schafer
                          O.S.S. Capital Management LP
                               598 Madison Avenue
                               New York, NY 10022
                                 (212) 756-8700
           ----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 23, 2007
           ----------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------

(1) The Ordinary Shares have no CUSIP number. The ISIN number for the Ordinary Shares is FR0004018711. The CUSIP number for the ADSs is 338488109.

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.      338488109                                    Page 2 of 17 Pages
ISIN No.      FR0004018711
-----------------------------------------                   --------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        O.S.S. Capital Management LP
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d)or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      0
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES              4,888,147
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY        9    SOLE DISPOSITIVE POWER
   EACH               0
 REPORTING     -----------------------------------------------------------------
PERSON WITH     10    SHARED DISPOSITIVE POWER
                      4,888,147
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        4,888,147
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
        20.5% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.      338488109                                    Page 3 of 17 Pages
ISIN No.      FR0004018711
-----------------------------------------                   --------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Oscar S. Schafer & Partners I LP
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d)or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      0
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES              191,536
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY        9    SOLE DISPOSITIVE POWER
   EACH               0
 REPORTING     -----------------------------------------------------------------
PERSON WITH     10    SHARED DISPOSITIVE POWER
                      191,536
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        191,536
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
        0.8% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.      338488109                                    Page 4 of 17 Pages
ISIN No.      FR0004018711
-----------------------------------------                   --------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Oscar S. Schafer & Partners II LP
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d)or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      0
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES              2,042,918
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY        9    SOLE DISPOSITIVE POWER
   EACH               0
 REPORTING     -----------------------------------------------------------------
PERSON WITH     10    SHARED DISPOSITIVE POWER
                      2,042,918
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        2,042,918
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
        8.6% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.      338488109                                    Page 5 of 17 Pages
ISIN No.      FR0004018711
-----------------------------------------                   --------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        O.S.S. Overseas Fund Ltd.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d)or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      0
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES              2,486,693
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY        9    SOLE DISPOSITIVE POWER
   EACH               0
 REPORTING     -----------------------------------------------------------------
PERSON WITH     10    SHARED DISPOSITIVE POWER
                      2,486,693
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        2,486,693
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
        10.4% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.      338488109                                    Page 6 of 17 Pages
ISIN No.      FR0004018711
-----------------------------------------                   --------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        O.S.S. Advisers LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d)or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      0
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES              2,234,454
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY        9    SOLE DISPOSITIVE POWER
   EACH               0
 REPORTING     -----------------------------------------------------------------
PERSON WITH     10    SHARED DISPOSITIVE POWER
                      2,234,454
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        2,234,454
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
        9.4% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.      338488109                                    Page 7 of 17 Pages
ISIN No.      FR0004018711
-----------------------------------------                   --------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Schafer Brothers LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d)or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      0
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES              4,888,147
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY        9    SOLE DISPOSITIVE POWER
   EACH               0
 REPORTING     -----------------------------------------------------------------
PERSON WITH     10    SHARED DISPOSITIVE POWER
                      4,888,147
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        4,888,147
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
        20.5% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.      338488109                                    Page 8 of 17 Pages
ISIN No.      FR0004018711
-----------------------------------------                   --------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Oscar S. Schafer
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d)or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      50,000
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES              4,888,147
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY        9    SOLE DISPOSITIVE POWER
   EACH               50,000
 REPORTING     -----------------------------------------------------------------
PERSON WITH     10    SHARED DISPOSITIVE POWER
                      4,888,147
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        4,888,147
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
        20.5% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.      338488109                                    Page 9 of 17 Pages
ISIN No.      FR0004018711
-----------------------------------------                   --------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Andrew Goffe
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        AF
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d)or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      50,000
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES              0
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY        9    SOLE DISPOSITIVE POWER
   EACH               50,000
 REPORTING     -----------------------------------------------------------------
PERSON WITH     10    SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        50,000
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
        .2% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.      338488109                                    Page 10 of 17 Pages
ISIN No.      FR0004018711
-----------------------------------------                   --------------------

Item 1.      Security and Issuer

        This statement on Schedule 13D relates to the ordinary shares, nominal value (euro) 0.122 per share ("Ordinary Shares"), of Flamel Technologies S.A., a SOCIETE ANONYME organized under the laws of the Republic of France (the "Company"). The address of the principal executive offices of the Company is:

        Parc Club du Moulin a Vent
        33 avenue du Dr. Georges Levy
        69693 Venissieux cedex France

        At present, the Reporting Persons (as defined below) beneficially own the Ordinary Shares in the form of American Depositary Shares, each representing one Ordinary Share ("ADSs").


Item 2.      Identity and Background

    (a), (b), (c) and (f). This statement on Schedule 13D is filed on behalf of the following persons (each a "Reporting Person"), in each case with respect to the Ordinary Shares indicated:

    (i) Oscar S. Schafer & Partners I LP, a Delaware limited partnership ("OSS I LP"), with respect to the Ordinary Shares beneficially owned by it.

        The sole general partner of OSS I LP is O.S.S. Advisors LLC (see below at (iii)).

        The principal business of OSS I LP is to invest in securities. The address of its principal office is: 598 Madison Avenue, New York, NY 10022.

    (ii) Oscar S. Schafer & Partners II LP, a Delaware limited partnership ("OSS II LP" and together with OSS I LP, the "Partnerships"), with respect to the Ordinary Shares beneficially owned by it.

        The sole general partner of OSS II LP is O.S.S. Advisors LLC (see below at (iii)).

        The principal business of OSS II LP is to invest in securities. The address of its principal office is: 598 Madison Avenue, New York, NY 10022.

    (iii) O.S.S. Advisors LLC, a Delaware limited liability company (the "General Partner"), which is the general partner of each of the Partnerships, with respect to the Ordinary Shares beneficially owned by each of the Partnerships.

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.      338488109                                    Page 11 of 17 Pages
ISIN No.      FR0004018711
-----------------------------------------                   --------------------


        The members of the General Partner are: Mr. Oscar S. Schafer (see below at (vii)) and Andrew J. Goffe (see below at (viii)).

        The principal business of the General Partner is providing investment management. The address of its principal office is: 598 Madison Avenue, New York, NY 10022.

    (iv) O.S.S. Overseas Fund Ltd., a Cayman Islands exempted company ("OSS Overseas"), with respect to the Ordinary Shares beneficially owned by it.

        The directors of OSS Overseas are:

        (1)   Mr. Oscar S. Schafer (see below at (vii)).

        (2) Jane Fleming. Ms. Fleming is an assistant client accountant at Queensgate Bank & Trust Company Ltd., 5th Floor, Harbour Place, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands. Ms. Fleming is a British citizen.

        (3) J.D. Hunter. Mr. Hunter is the Managing Director of Queensgate Bank & Trust Company Ltd., 5th Floor, Harbour Place, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands. Mr. Hunter is a British citizen.

        The principal business of OSS Overseas is to invest in securities. The address of its principal office is: SEI Investments Global (Cayman) Limited, Harbor Place, 5th Floor, South Church Street, PO Box 30464 SMB, Grand Cayman, Cayman Islands, British West Indies.

    (v) O.S.S. Capital Management LP, a Delaware limited partnership, (the "Investment Manager"), which serves as investment manager and management company, to OSS Overseas and the Partnerships, respectively, and has investment discretion with respect to the Ordinary Shares beneficially owned by OSS Overseas and the Partnerships. The sole general partner of Investment Manager is Schafer Brothers LLC (see below at (vi)).

        The principal business of Investment Manager is investment management. The address of its principal office is: 598 Madison Avenue, New York, NY 10022.

    (vi) Schafer Brothers LLC, a Delaware limited liability company ("SB LLC"), which is the general partner of the Investment Manager, with respect to the Ordinary Shares beneficially owned by OSS Overseas and the Partnerships.

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.      338488109                                    Page 12 of 17 Pages
ISIN No.      FR0004018711
-----------------------------------------                   --------------------

        The sole member of SB LLC is: Mr. Oscar S. Schafer (see below at (vii)).

        The principal business of SB LLC is to serve as the general partner of the Investment Manager. The address of its principal office is: 598 Madison Avenue, New York, NY 10022.

    (vii) Mr. Oscar S. Schafer ("Mr. Schafer"), who serves as the senior managing member of the General Partner and SB LLC, with respect to the Ordinary Shares beneficially owned by OSS Overseas and the Partnerships.

        Mr. Schafer is a citizen of the United States of America and his principal business address is: 598 Madison Avenue, New York, NY 10022.


    (viii) Mr. Andrew J. Goffe ("Mr. Goffe"), is a citizen of the United States of America and his principal business address is: 598 Madison Avenue, New York, NY 10022. His principal occupation is providing investment management. Mr. Goffe may be deemed to act in concert with the Investment Manager but has sole beneficial ownership of his respective Ordinary Shares.

    (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their respective directors, executive officers, control persons, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their respective directors, executive officers, control persons, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.      338488109                                    Page 13 of 17 Pages
ISIN No.      FR0004018711
-----------------------------------------                   --------------------

Item 3.      Source and Amount of Funds or Other Consideration.

        The total amount of funds used by each of the Partnerships and OSS Overseas to purchase the securities of the Company as described herein was furnished from the investment capital of the Partnerships and OSS Overseas, as applicable.

        The aggregate purchase price of the 191,536 Ordinary Shares beneficially owned by OSS I was $3,680,972, inclusive of brokerage commissions.

        The aggregate purchase price of the 2,042,918 Ordinary Shares beneficially owned by OSS II was $38,575,168, inclusive of brokerage commissions.

        The aggregate purchase price of the 2,486,693 Ordinary Shares beneficially owned by OSS Overseas was $45,957,586, inclusive of brokerage commissions.

        The Investment Manager, SB LLC and Mr. Schafer have investment discretion with respect to 67,000 Ordinary Shares which are held for the benefit of a third party in a separately managed account.

Item 4.      Purpose of Transaction.

        The Ordinary Shares acquired on March 23, 2007 were not acquired and additional Ordinary Shares beneficially owned by each Reporting Person are not held, in either case, for the purpose of or with the effect of influencing the control of the Company or in connection with, or as a participant in, any transaction having that purpose or effect.

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.      338488109                                    Page 14 of 17 Pages
ISIN No.      FR0004018711
-----------------------------------------                   --------------------

Item 5.      Interest in Securities of the Company.

        (a), (b) The following table sets forth the aggregate number and percentage of the outstanding Ordinary Shares beneficially owned by each of the Reporting Persons named in Item 2, as of the date hereof. The percentage of the outstanding Ordinary Shares beneficially owned is based on the 23,812,000 Ordinary Shares (based on calculations made in accordance with Rule 13d-3(d)). The table also sets forth the number of Ordinary Shares with respect to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, in each case as of the date hereof.

------------------------------------------------------------------------------
Reporting Person     Aggregate      Approximate   Number of       Number of
                     Number of      Percentage    Ordinary        Ordinary
                     Ordinary                     Shares: Sole    Shares:
                     Shares                       Power to Vote   Shared Power
                     Beneficially                 or to Dispose   to Vote or
                     Owned                                        to Dispose
------------------------------------------------------------------------------
Investment Manager   4,888,147      20.5%         0               4,888,147
OSS I                191,536        0.8%          0               191,536
OSS II               2,042,918      8.6%          0               2,042,918
OSS Overseas         2,486,693      10.4%         0               2,486,693
General Partner      2,234,454      9.4%          0               2,234,454
SB LLC               4,888,147      20.5%         0               4,888,147
Mr. Schafer          4,888,147      20.5%         50,000          4,888,147
Mr. Goffe            50,000         0.2%          50,000          50,000
------------------------------------------------------------------------------

Each of the transactions listed above were effected in the open market.

The Investment Manager, the General Partner, SB LLC, Mr. Schafer and Mr. Goffe expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

        (c) Except for the transactions set forth below, during the last sixty days the Reporting Persons have effected no transactions with respect to the Ordinary Shares.

----------------------------------------------------------------------
Reporting Person   Date        Buy or Sell   Number of      Price Per
                                             Ordinary       Share/ADS
                                             Shares/ ADSs
----------------------------------------------------------------------
  OSS I            3/2/2007        Buy         10,515         $28.86
  OSS I            3/5/2007        Buy         5,674          $28.70
  OSS I            3/15/2007       Buy         4,641          $28.24
  OSS I            3/16/2007       Buy         3,465          $28.66
  OSS I            3/23/2007       Buy         6,241          $29.06
  OSS II           3/2/2007        Buy         84,943         $28.86
  OSS II           3/5/2007        Buy         60,534         $28.70
  OSS II           3/15/2007       Buy         49,508         $28.24
  OSS II           3/16/2007       Buy         36,969         $28.66
  OSS II           3/23/2007       Buy         66,586         $29.06
  OSS Overseas     3/2/2007        Buy         74,542         $28.86
  OSS Overseas     3/5/2007        Buy         73,792         $28.70
  OSS Overseas     3/15/2007       Buy         60,351         $28.24
  OSS Overseas     3/16/2007       Buy         45,066         $28.66
  OSS Overseas     3/23/2007       Buy         77,173         $29.06
  Managed Account  3/7/2007        Buy         20,000         $29.65
  --------------------------------------------------------------------

        (d) The (i) limited partners and the General Partner of the Partnerships and (ii) the shareholders and the advisor of OSS Overseas have the right to participate in the receipt of dividends from, and the proceeds from the sale of, the securities held for the Partnerships and OSS Overseas, respectively.

        (e) Not applicable.

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.      338488109                                    Page 15 of 17 Pages
ISIN No.      FR0004018711
-----------------------------------------                   --------------------


                                   SIGNATURES

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2007

OSCAR S. SCHAFER



By: /s/ Oscar S. Schafer
    ------------------------------
    Oscar S. Schafer, individually


O.S.S. CAPITAL MANAGEMENT LP
   By: Schafer Brothers LLC, as General Partner



   By: /s/ Oscar S. Schafer
       ---------------------------
   Name: Oscar S. Schafer
   Title: Senior Managing Member


OSCAR S. SCHAFER & PARTNERS I LP
   By: O.S.S. Advisors LLC, as General Partner



   By: /s/ Oscar S. Schafer
       -----------------------------
   Name: Oscar S. Schafer
   Title: Senior Managing Member

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.      338488109                                    Page 16 of 17 Pages
ISIN No.      FR0004018711
-----------------------------------------                   --------------------


OSCAR S. SCHAFER & PARTNERS II LP
   By: O.S.S. Advisors LLC, as General Partner



   By: /s/ Oscar S. Schafer
       -----------------------------
   Name: Oscar S. Schafer
   Title: Senior Managing Member



O.S.S. OVERSEAS FUND LTD.



   By: /s/ Oscar S. Schafer
       -----------------------------
   Name: Oscar S. Schafer
   Title: Director



O.S.S. ADVISORS LLC



By: /s/ Oscar S. Schafer
    -----------------------------
Name: Oscar S. Schafer
Title: Senior Managing Member



SCHAFER BROTHERS LLC




By: /s/ Oscar S. Schafer
    -----------------------------
    Name: Oscar S. Schafer
    Title: Senior Managing Member

                                  SCHEDULE 13D

-----------------------------------------                   --------------------
CUSIP No.      338488109                                    Page 17 of 17 Pages
ISIN No.      FR0004018711
-----------------------------------------                   --------------------
ANDREW GOFFE




By: /s/ Andrew Goffe
    ------------------------------
    Andrew Goffe, individually